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                        [KPMG PEAT MARWICK LETTERHEAD]




                                                               December 20, 1994




The Board of Directors
Commonwealth Equity Trust

We consent to use of our report dated February 5, 1993 in the Form 10-K filing for the year ended September 30, 1994.

Our report dated February 5, 1993, contains an explanatory paragraph that states the Trust's recurring losses, noncompliance with certain loan covenants and significant loan repayments due in fiscal 1993 on its long-term notes payable, raise substantial doubt about the Trust's ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.



                                                       /s/ KPMG Peat Marwick LLP